
Westchester Capital
FUNDS

2015

Q3 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★★ Out of 99 market neutral funds as of 9/30/2015
	Institutional	MERIX		
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Event Driven Fund	Institutional	WCEIX	Market Neutral NE	

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201

(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

(914) 741-5600 ■ Fax (914) 741-2950


Westchester Capital
FUNDS

Q3 2015 Quarterly Review

Total Firm AUM:		**$5.7 billion**
Strategy Assets:		
Merger Arbitrage[1]		$5.1 billion
Multi-Event[2]		$571.1 million

STANDARDIZED PERFORMANCE SUMMARY
As of September 30, 2015

Merger Arbitrage	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3]	Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
The Merger Fund (Investor)	-2.73	-2.05	-2.60	1.81	2.96	6.33	1.70%	1.56%	1.25%	01/31/1989	$3.8 b
The Merger Fund (Institutional)	-2.67	-1.86	-2.28	n/a	n/a	0.88	1.46%	1.32%	1.01%	08/01/2013	$1.2 b

Insurance Dedicated Funds	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[5]	Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
The Merger Fund VL	-2.56	-1.84	-2.37	1.59	4.44	4.95	2.82	1.76	1.40	05/24/2004	$32 m

Multi-Event	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[6]	Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
Event-Driven Fund	-4.31	-3.55	-3.40	n/a	n/a	0.10	4.76	2.47	1.74	01/02/2014	$95.9 m

MARKET INDICES	QTD	YTD	1 YR	3 YR	5 YR	10 YR
Morningstar Category Average: Market Neutral	-0.29%	-0.51%	-0.60%	1.04%	1.49%	1.67%
Barclays Aggregate Bond Index	1.24%	1.14%	2.94%	1.71%	3.10%	4.64%
MSCI World Index	-8.33%	-5.63%	-4.57%	9.18%	8.89%	5.31%
S&P 500 Index	-6.44%	-5.29%	-0.61%	12.40%	13.34%	6.80%
HFRX Merger Arbitrage Index	1.43%	5.03%	6.53%	3.84%	2.54%	4.21%
HFRX Event Driven Index	-7.69%	-6.37%	-11.48%	1.09%	0.60%	1.06%

Q3 and YTD performance are not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com. Short term performance, in particular, is not a good indication of a Fund's future performance, and an investment should not be made based solely on returns.

[1]Includes USD 62 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor; [2]Includes USD 475 million in sub-advised funds. [3]Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of March 15, 2015. The Advisor has agreed to waive a portion of its management fee until April 30, 2016 if its assets exceed certain thresholds, beginning at $1.5 billion. For The Merger Fund VL, expense ratios are as of the April 30, 2015 prospectus. For the Event-Driven Fund, expense ratios are as of the March 15, 2015 prospectus. [4]Investment related expenses include acquired fund fees and expenses, interest expense, borrowing expense and dividend expense on securities sold short. [5]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 30, 2016 except that it may be terminated by the Board of Trustees at any time. [6]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses of the institutional class of shares to an amount not to exceed 1.74%. The expense limitation is expected to apply until April 30, 2016, except that it may be terminated by the Board of Trustees at any time.


Fellow Shareholders,

The classic Dickens' opening, "It was the best of times, it was the worst of times…" sums up the financial markets' third quarter.

Following a second quarter that saw multiple all-time highs for major indexes, investors were treated to a tale of two markets as July continued the upwards trend until a range of factors drove equity prices down during the "worst quarter in years" according to the Wall Street Journal, which wrote "from Beijing to New York to Berlin, markets were walloped at every turn."[1] The S&P 500 needed a late quarter rally to finish down 6.44% while the Dow Jones declined 7.58% and the NASDAQ declined 7.35%. These were the largest quarterly point and percentage declines for all three indexes since the third quarter market correction of 2011. The story was even worse in Europe and Asia which saw dramatic declines for all major indexes: The Shanghai Composite dropped 28.6%, the Nikkei 225 -14.1%, Dax -11.74%, FTSE 100 -7.4% and the Stoxx Europe 600 -8.8%.

The Chinese decision to devalue the yuan raised the specter of an economic slowdown (although to be fair, a reduction of expected growth from 12% to 9% is still miles ahead of European and American grown expectations).

Citing the global volatility caused by China and emerging markets weakness, Federal Reserve Board Chairwoman Janet Yellen again maintained the Fed's Zero Interest Rate Policy. The markets initially traded down on the implication that the U.S. economy was not strong enough to "take the training wheels off," however, days later, Ms. Yellen signaled an increase was likely by the end of the year and a "gradual pace of tightening," meaning, increasing interest rates, would follow. As of the date of this letter, some sectors have recouped much of their drawdown, and it is unclear whether another correction has run its course or whether this is a pause in the development of a historically inevitable bear market. Our job as arbitrageurs is to be agnostic to either event. As noted in previous letters, we seek to make money for investors when the events in which we invest are successfully completed, regardless of market movements. We have mentioned previously that fixed-rate bonds will, by definition, experience negative marks-to-market in a rising interest rate environment.[2] We believe that such a development will incentivize investors to seek alternative investments with bond-like characteristics and low volatility. We believe our vehicles are well positioned to address these concerns.

In the context of global market gyrations, we have technically accomplished one of our stated goals – protecting the downside – but as we review the third quarter, never has outperforming the broad markets, and avoiding the worst of the global markets correction, felt so unsatisfying. Returns through the recent market turbulence have been disappointing; however the portfolio movements are not atypical of such periods. The fourth week of August saw a historic increase in market volatility making it especially painful for many investors. Towards the end of August, the CBOE SPX Volatility Index, or VIX, experienced its largest one-week percentage change in history.

We have lived through several similar market dislocations over the past two decades. Many investments (including some of ours) tend to overreact as the broad market sells off before subsequently recovering to more rational levels. These occasional periods of weakness have sometimes been referred to as "conditional correlation," meaning that there may be a temporary increase in correlation during periods of extreme volatility, which is typically reversed as the event thesis plays out.

Despite the global turmoil, we believe there is cause for optimism. A record $1 trillion of merger transactions were announced in the third quarter, over 20% greater than the same period last year, according to data compiled by Bloomberg. We have taken advantage of widened deal spreads caused by the market weakness by adding to many positions. Deal spreads are the widest we have seen in several years, and on a risk-adjusted basis have become significantly more attractive.

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[1] Wall Street Journal, FOR GLOBAL EQUITIES MARKETS, WORST QUARTER IN YEARS, September 30, 2015
[2] Market forces will drive the price of bonds to a level that reflects the then-current interest rate environment. Therefore, for example, a bond with a 5% coupon will trade at 100 in a 5% interest rate environment, but would trade all the way down to 50 in a 10% interest rate environment, to use an extreme example.

Performance data quoted represents past performance; past performance does not guarantee future results.


STRATEGY UPDATES

Merger Activity

Interestingly, despite economic instability, large companies were not deterred from moving forward with their dream deals. The third quarter's $1 trillion in global M&A activity was the third highest on record, according to Bloomberg. "So called mega deals—those valued at $5 billion or more—accounted for two-thirds of the U.S.-target deal activity."[3] Access to historically cheap financing has allowed companies to continue to search for high-value transformative deals, a sampling of which follows:

Precision Castparts Corp./Berkshire Hathaway Inc.

Berkshire Hathaway has agreed to purchase Precision Castparts for $37bln in cash, in its largest acquisition to date. The deal will deploy most of Berkshire's cash on hand and is viewed as the signature transaction that Warren Buffet has been searching for. It is a strategic, friendly transaction that is accompanied by a solid merger agreement, with no financing contingency. The Berkshire Hathaway perspective is that the deal multiple is in line with past commercial aerospace transactions but PCP was trading at modestly depressed fundamentals and could be a turnaround story.

Broadcom Corporation/Avago Technologies Limited

Avago is purchasing Broadcom in a mixed stock and cash transaction worth $47bln. It is a friendly, strategically sound transaction that is projected to generate more than $750mm per year in synergies. The deal structure allows shareholders to elect from several alternative deal consideration structures. This election option creates embedded optionality, which appears to be mispriced by the public markets. The merger contract commits Avago securely to the transaction, with very few conditions and a $1bln termination fee. The complexity of the election process has contributed to the spread pricing inefficiency.

Time Warner Cable/Charter Communications

Charter agreed to buy Time Warner following the Federal Communication Commission's blockage of the previously announced Time Warner/Comcast transaction. This deal is more likely to be deemed in the public interest and therefore pass anti-trust muster with the FCC and the Department of Justice. The pro-forma company does not raise vertical programming issues and Charter has a much better regulatory track record than Comcast. Charter is an extremely motivated buyer because it can use its NOL (Net Operating Loss) credits more quickly with ownership of Time Warner. Additionally, Charter's commitment to the transaction is reflected in the extremely tight merger agreement, which commits Charter to pay an unusually large termination fee of $2bln in the event that the deal is blocked on regulatory grounds. We have engaged antitrust and FCC counsel to assist with this analysis and believe that the risk/reward profile of this merger is attractive.

Portfolio Performance Summary

The recent squall in the financial markets has made clear that although virtually every alternative strategy has been affected, some strategies weather stormy markets better than others. Some of the most recognized hedge funds are not only sitting on negative returns for the year, but are also underperforming conventional equity indices. Even arbitrage spreads boarded the roller-coaster ride as investor perceptions of the outlook for the economy swung from extreme optimism to throw-in-the-towel pessimism. Reflecting this manic behavior, the Funds' returns occasionally exhibited uncharacteristic volatility during August and September. We experienced only one failed deal during the quarter—when the Williams Cos. Inc. board of directors agreed to be purchased by Energy Transfer Equity LP for $32.61 billion, thereby terminating Williams Cos. purchase of its subsidiary Williams

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[3] Wall Street Journal, M&A STAYS HOT: A LOOK AT THE NUMBERS, August 31, 2015

Performance data quoted represents past performance; past performance does not guarantee future results.

Partners, LP—but at times it felt much worse. Overall, 55 of the Fund's arbitrage holdings showed meaningful gains in the July-September period, while 61 posted negative marks-to-market. By quarter's end, The Merger Fund® had declined 2.73% and The Merger Fund VL declined 2.56% for the quarter, turning the year's gains into a 2.05 and 1.84% YTD loss respectively through September 30.

As absolute return managers, our primary objective is not necessarily to beat the major market indexes but to achieve positive returns in most market environments. However, during periods of sharp reversals and loss of confidence, often characterized by unusual correlation and volatility, a portfolio of market-neutral investments can exhibit increased equity market beta. Q3 served as a reminder of this and reinforces the reason our portfolio construction typically includes single name, sector and macro-level hedges to help dampen volatility.

By remaining constructive towards the situations we favor, our performance has historically recovered from such market dislocations. In fact, all three funds have begun to recoup much of their quarterly losses by gaining roughly 1.50% (MERFX), 1.31% (MERVX) and 2.04% (WCEIX) through October 31.

SECTOR EXPOSURE



- Financials
- Consumer Disc.
- Information Tech.
- Industrials
- Materials
- Energy
- Health Care
- Telecom
- Consumer Staples
- Utilities

REGIONAL EXPOSURE



- United States
- United Kingdom
- North America Offshore
- Europe ex-U.K.
- Australia
- Mexico

Type of Buyer	
Strategic	96.10%
Financial	3.90%

By Deal Type	
Friendly	99.42%
Hostile	0.58%

Deal Terms	
Cash	32.30%
Cash & Stock	26.51%
Stock and Stub	25.99%
Undetermined*	9.56%
Stock with Fixed Exchange Ratio	5.61%
Stock with Flexible Exchange Ratio (Collar)	0.03%

* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Event-Driven Activity

Mergers and acquisitions are not the only form of restructuring in vogue at the moment. A theme of deconsolidation has played out in several sectors as companies seek to increase public market value for different parts of their business. "The hope is that these moves will unlock value by allowing management to focus on their strengths and give investors 'pure play' opportunities that are not available as part of the conglomerate. Many of these transactions are being structured as tax-free spin-offs. Proctor and Gamble's decision to sell off a raft of non-core brands and concentrate on its key categories is a clear example – as part of that process, it is selling 43 beauty brands to Coty for $12.5 billion."[4] The concurrent spinoff and expected re-rating of the pure play

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4   Allen & Overy M&A Insights Q3 2015

Performance data quoted represents past performance; past performance does not guarantee future results.


businesses should drive value creation for these issuers. One common investment structure that we may employ involves reducing directional exposure by selling in-the-money calls and purchasing close-to the-money puts in order to realize a fixed rate of return. In this manner we can potentially obtain an attractive return even if the stock price remains static, with literally a fraction of the correlation to the underlying security. We are willing to exchange potential upside for a cap on the profit in return for increased safety and reduced volatility.

Another interesting yet complex transaction worth highlighting is the Yahoo/Alibaba spin-off: Yahoo has authorized a plan for a tax-free spin-off of the company's remaining holdings in Alibaba Group (NYSE: BABA) into a newly formed independent registered investment company ("Aabaco"). The remaining company ("Stubco") will consist of the core Yahoo business, a stake in Yahoo Japan and net cash of more than $4 per Yahoo share. Although Yahoo currently trades around $34per share, it owns roughly $32 worth of BABA shares for each share of Yahoo outstanding. We are able to hedge out the value of the Baba stake by selling short the appropriate amount of BABA (roughly .4 shares for each Yahoo share owned), thus creating shares of Stubco at costs ranging from $2 to approximately $5. The remaining Yahoo shares, comprised of cash on hand, its Yahoo Japan interest, and the Yahoo operating business, is conservatively estimated to be worth in excess of $10. The BABA spin is the first step by Yahoo to unlock the embedded value. The position has been largely directionally hedged through the sale of BABA shares and we expect each incremental event to create additional value for Stubco shareholders.

Portfolio Performance Summary

Strategy	Allocations
Arbitrage	63.98%
Special Situations	24.33%
Extraordinary Events	6.88%
Non-directional Credit	4.81%
Total	100.00%

Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. We invest in publically announced transactions that have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.

The WCM Alternatives: Event-Driven Fund gave back 4.3% during the quarter, resulting in a year-to-date 3.55% decline. As previously stated, these are not entirely realized losses, but include markdowns in price that reflect investor decisions to sell shares in reaction to market volatility. With the exception of the one broken deal in our arbitrage sleeve, we do not believe we have suffered a significant permanent loss of capital on our portfolio. Moreover, these price declines have provided attractive opportunities to add to existing positions at a discount. The Fund invested in a total of 131 situations throughout the quarter, 19 of which were new positions. We held 109 investments as of September 30 and were approximately 121% invested.

OUR COMPANY

WCM now manages a total of five SEC-registered mutual funds. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations:

Account	Vehicle	Strategy	Inception
The Merger Fund®			
Investor Share Class (MERFX)	SEC '40-Act Fund	Merger Arbitrage	1989
Institutional Share Class (MERIX)	SEC '40-Act Fund	Merger Arbitrage	2013
The Merger Fund VL (MERVX)	Variable Insurance Trust	Merger Arbitrage	2004
Dunham Monthly Distribution Fund (DNMDX)	Sub-advised SEC '40-Act Fund	Event-Driven	2008
WCM Alternatives: Event-Driven Fund (WCEIX)	SEC '40-Act Fund	Event-Driven	2014
JNL/Westchester Capital Event Driven Fund	Sub-advised SEC '40-Act Fund	Event-Driven	2015

Performance data quoted represents past performance; past performance does not guarantee future results.

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Roy Behren

Mike Shannon

IMPORTANT DISCLOSURES

Before investing in any fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other fund information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of September 30, 2015 were: Precision Castparts Corp. (4.82%), Time Warner Cable Inc. (3.50%), American International Group, Inc. (3.36%), The Chubb Corporation (3.00%), Broadcom Corp. (2.97%), PartnerRe Ltd. (2.86%), Sigma-Aldrich Corporation (2.31%), HCC Insurance Holdings, Inc. (2.22%), Yahoo! Inc. (2.18%), BG Group PLC (2.14%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of September 30, 2015 were: Precision Castparts Corp. (4.72%), Time Warner Cable Inc. (3.35%), American International Group, Inc. (3.27%), The Chubb Corporation (2.98%), Broadcom Corp. (2.94%), PartnerRe Ltd. (2.72%), Sigma-Aldrich Corporation (2.21%), Yahoo! Inc. (2.17%), HCC Insurance Holdings, Inc. (2.12%), BG Group PLC (2.03%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of September 30, 2015 were: Time Warner Cable Inc. (4.39%), Precision Castparts Corp. (4.31%), Broadcom Corp. (3.71%), American International Group, Inc. (3.41%), The Chubb Corporation (3.22%), Johnson Controls, Inc. (3.08%), General Motors Co. (3.05%), Yahoo! Inc. (2.94%), PartnerRe Ltd. (2.91%), Williams Companies, Inc. (2.79%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds hedging strategy will

be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds nor any of their representatives may give legal or tax advice.

The views expressed are as of October 31, 2015 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of September 30, 2015, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 99 funds in the last three years, 74 funds in the last five years, and 31 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® received a Morningstar Rating of 3 stars, 3 stars and 4 stars for the three-, five- and ten-year periods, respectively. © 2015 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Definitions: The **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; The **MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; The **Morningstar Category: Market Neutral** is an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. The **HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. The **HFRX Event Driven Index** is comprised of managers with positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index. The **Dow Jones Industrial Average** (DJIA) is a price-weighted average of 30 significant stocks traded on the New York Stock Exchange and the Nasdaq. The DJIA was invented by Charles Dow back in 1896. The **Nasdaq Composite** is an index of more than 3,000 stocks listed on the Nasdaq exchange that includes the world's foremost technology and biotech giants such as Apple, Google, Microsoft, Oracle, Amazon, Intel and Amgen. The **Nikkei** is short for Japan's Nikkei 225 Stock Average, the leading and most-respected index of Japanese stocks. It is a price-weighted index comprised of Japan's top 225 blue-chip companies on the Tokyo Stock Exchange. The **Shanghai Composite Index** tracks the biggest and most important public companies in China. The Shanghai Composite Index is similar to the Dow Jones Industrial Average in the U.S. The **Financial Times 100 Index**, or **FTSE**, is the most widely used benchmark for the performance of equities traded on the London Stock Exchange. . The index contains the 100 largest companies traded on the London Stock Exchange (based on market capitalization). The **DAX Index** is the most commonly cited benchmark for measuring the returns posted by stocks on the Frankfurt Stock Exchange. . Started in 1984, the DAX index is comprised of the 30 largest and most liquid issues traded on the exchange. The **Stoxx 600** is an index tracking 600 publicly-traded companies based in one of 18 EU countries. The index includes small cap, medium cap, and large cap companies. The countries represented in the index are Austria, Belgium, Denmark, Finland, France, Germany, Greece, Holland, Iceland, Ireland, Italy, Luxembourg, Norway, Portugal, Spain, Sweden, Switzerland, and the UK. The **CBOE SPX Volatility Index** or **VIX**, often referred to as "the fear gauge," reflects expected 30-day volatility of the S&P 500. The VIX typically is inversely related to equity markets, as declining markets are viewed as more risky (or volatile) than rising markets. Sharp stock market declines often produce exaggerated VIX spikes, as negative sentiment pervades the market, as we saw in August. Indiscriminate panic-selling of investment assets, often results as investors' attempt to reduce risk.

A bond is a debt investment in which an investor loans money to an entity (typically corporate or governmental) which borrows the funds for a defined period of time at a variable or fixed interest rate. This is different from an event-driven strategy which focuses on exploiting the tendency of the equities of companies in a time of change to drop in price, or an absolute return strategy that looks at the appreciation or depreciation (expressed as a percentage) that an asset - usually a stock or a mutual fund - achieves over a given period of time.

The SEC does not endorse, indemnify, approve nor disapprove of any security.

The Merger Fund® and WCM Alternatives: Event-Driven Fund are distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.

Performance data quoted represents past performance; past performance does not guarantee future results.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of October 31, 2015

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$33.3 million
Total Firm Assets:	$ 5.7 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of October, the Fund returned 1.31% for the month, -0.55% YTD, and 5.04% annualized since inception.

PERFORMANCE

as of Month-End: October 31, 2015

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	-1.10%	-0.55%	0.08%	2.33%	1.76%	5.04%
Barclays Aggregate Bond Index	0.56%	1.16%	1.96%	1.65%	3.03%	4.65%
S&P 500 Index	-0.63%	2.70%	5.20%	16.20%	14.33%	7.77%

as of Quarter-End: September 30, 2015

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	-2.56%	-1.84%	-2.37%	1.53%	1.59%	4.95%
Barclays Aggregate Bond Index	1.24%	1.14%	2.94%	1.71%	3.10%	4.68%
S&P 500 Index	-6.44%	-5.29%	-0.61%	12.40%	13.34%	7.07%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 30, 2015 Prospectus, the Fund's total annual operating expense ratio was 2.82%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2016 only with approval of the Board of Trustees), total annual operating expenses were 1.76%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2015	-0.18%	1.66%	-0.09%	0.09%	0.45%	-1.17%	-0.18%	-1.10%	-1.30%	1.31%			-0.55%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.74%	1.06	0.19	0.33	-7.22%	4
Barclays Aggregate Bond Index	3.20%	1.43	0.00	0.00	-3.82%	2
S&P 500 Index	14.37%	0.59	1.00	1.00	-50.95%	37

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of October 31, 2015

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	18.03%
Average position size:	1.01%
Number of long positions[1]:	83
Number of short positions[1]:	18
% Invested:	83.42%
Short positions as a % of net assets:	14.03%

[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).

Regional Exposure



87.13%
6.12%
3.79%
2.00%
0.52%
0.44%
United States
United Kingdom
North America offshore
Europe ex-U.K.
Australia
Mexico

By Deal Terms



30.33%
30.31%
24.59%
10.84%
3.89%
0.04%
Cash
Cash & Stock
Stock and Stub
Undetermined*
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)

Sector Breakdown



20.00%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
19.80%
18.29%
17.47%
12.22%
11.28%
9.31%
6.78%
4.11%
0.57%
0.17%
Financials
Information Tech.
Consumer Disc.
Industrials
Materials
Energy
Health Care
Telecom
Utilities
Consumer Staples

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.